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                                                                    EXHIBIT 99.3

                                                           [English Translation]

SUBSCRIBER NUMBERS FOR NOVEMBER 2004


1.   BROADBAND

                                            Products                                    September
Residential                                 ADSL                                          968,766
                                            Cable Modem                                 1,467,001
                                            SUB-TOTAL                                   2,435,767

Corporate                                   ADSL                                           18,572
                                            Cable Modem                                     1,172
                                            SUB-TOTAL                                      19,744

VDSL                                                                                      262,292
LMDS                                                                                       20,778
Wireless LAN                                                                               35,233
TOTAL                                                                                   2,773,814
NET ADDS                                                                                  -13,784


2.   VOICE

                                            Products                            September (Unit: lines)
Residential                                                                             1,067,008
Corporate                                                                                 322,076
TOTAL                                                                                   1,389,084
NET ADDS                                                                                   59,842


* In accordance with guidance of the Ministry of Information and Communication, 'VoIP' item was eliminated and VoIP subscriber number was reclassified into 'Residential' and 'Corporate'.


3.   LEASED LINE

                                            Products                            September (Unit: lines)
Leased line                                                                                 3,356
Internet dedicated                                                                          2,810
LMDS(I/D)                                                                                       8
International Leased Line                                                                      53
TOTAL                                                                                       6,227
NET ADDS                                                                                      -35


4.   GRAND TOTAL

TOTAL                                                                                   4,169,125
NET ADDS                                                                                   46,023